Room 4561

June 15, 2006

VA Partners, LLC
c/o Allison Bennington
435 Pacific Avenue, Fourth Floor
San Francisco, CA 94133

> **Re: Acxiom Corporation**
> **Revised Preliminary Proxy Statement**
> **Filed June 8, 2006 by VA Partners, LLC**
> **File No. 0-13163**

Dear Ms. Bennington:

We have reviewed your filing and response letter dated June 8, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Background and Reasons for the Solicitation, page 2

1. We note that you reference a slide prepared by Stephens, Inc. as the basis for choosing the nine peer companies of Acxiom. Please expand to disclose the context in which Stephens, Inc. was engaged by Acxiom, as well as the context of the report containing the referenced slide. Also, revise to disclose the presentation from which this slide is located.

2. You disclose that the use of "Acxiom's off-balance-sheet transactions and treatment of stock-option expenses have drawn close public scrutiny and criticism" and that analysts "expressed concern" regarding Acxiom's synthetic leases. Similarly, you disclose that the Wall Street Journal "criticized Acxiom's treatment of stock-option expenses." We remind you that your disclosure should fairly characterize the support you cite. In this regard, if your revised preliminary proxy continues to disclose the language referenced above, your response to this comment letter should be accompanied by a transcript of the January 19, 2005 earnings call, the equity research earnings update and the Wall Street Journal article. All future assertions and commentary should accurately portray the factual support you provide and support for each statement or assertion of opinion

or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis in the text of the document filed with the SEC. Further, the factual foundation for such assertions must be reasonable and should not be based on speculation or circumstantial evidence.

3. We note that it appears that the CIBC World Market analysts are of the belief that Acxiom's increased reliance on synthetic leases is bound to "refuel the debate." Please revise to briefly explain the debate that they are referencing.

4. Please revise to disclose a more complete citation to the Wall Street Journal article referenced in the first paragraph on page 4. For example, your disclosure should include the specific date of the article, the name of the article and the author.

5. The disclosure provided in response to our prior comments 9 and 10 of our letter dated May 24, 2006 does not provide a sufficient factual basis for the assertion Mr. Patterson, Ms. Die Hasselmo, Ms. Good, and Mr. Durham are unable to maintain board independence. In this regard, refer to our prior comment 13 of our letter dated May 24, 2006 where we asked you to define the use of the term "independence" throughout your proxy statement. If you believe that Acxiom board members do not meet the standard for independence as defined by the NASD, which governs in this case, you should specifically disclose the facts that underlie your belief. If you intend to imply that Acxiom board members should be subject to a different standard than that set by the NASD, so disclose and provide the factual support necessary to substantiate your beliefs. We would not object to disclosure that mirrors the information set forth in your response to our prior comment 13, provided the information is tailored in the appropriate places so as to meaningfully assist a reader in how he or she should interpret your use of the term "independence." But, if you cannot support an assertion that a director does not meet the NASD definition of "independence," then you must specifically disclose this fact wherever your disclosure addresses director independence.

6. We refer you to our immediately preceding comment and our prior comment 10. It remains unclear why you believe that Mr. Durham's membership at La Querencia prohibits him from being "fully independent." It does not appear that your revised disclosure explains how Mr. Durham's membership impacts his standing as a director of Acxiom. In addition to explaining your definition of "independence," your disclosure should also explain what you consider to be "fully independent." As we noted above, it should be clear to security holders whether "fully independent" is a term utilized by the NASD or whether it is a term that you have assigned specific meaning for the purpose of this proxy contest.

Security Ownership of Directors, Officers and Major Stockholders of Acxiom, page 16

7. The table in this section does not appear to be current. In this regard, several beneficial ownership reports have been filed since the filing of Acxiom's Definitive Proxy Statement filed with the Commission on June 24, 2005. Please revise your disclosure to reflect the beneficial ownership reports that have been filed since June 24, 2005. Also, please confirm that you will update the information located in this table when Acxiom's 2006 proxy statement becomes available.

                        *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Jay Ingram at (202) 551-3397, Jeff Werbitt at (202) 551-3456, or Celeste Murphy, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3264 with any questions. If you need additional assistance, please contact me at (202) 551-3730.

                                        Sincerely,

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via Facsimile
        Christopher Karras, Esq.
        Facsimile: (215) 994-2222